Filed Pursuant to Rule 433

Registration No. 333-131888

Dated March 5, 2008

Ambac Financial Group, Inc.

One State Street Plaza

New York, NY 10004

(212) 668-0340

News Release

For Immediate Release

Investor/Media Contacts:

Vandana Sharma

(212) 208-3333

vsharma@ambac.com

Paul Burke

(212) 208-3315

pburke@ambac.com

Web site: www.ambac.com

AMBAC FINANCIAL GROUP, INC. ANNOUNCES COMMENCEMENT OF

SIMULTANEOUS COMMON STOCK AND EQUITY UNIT OFFERINGS

NEW YORK, March 5, 2008 — Ambac Financial Group, Inc. (NYSE:ABK) (Ambac) today announced that it has commenced a public offering for at least $1 billion worth of shares of its common stock, par value $0.01 per share ("Common Stock"). Ambac has also granted the underwriters in that public offering a 30-day option to purchase from Ambac additional shares of Common Stock to cover over-allotments, if any.

In addition, Ambac announced that it has concurrently commenced a public offering of Equity Units, with a stated amount of $50 per unit for a total stated amount of $500 million. Ambac has also granted the underwriters a 13-day option to purchase additional Equity Units to cover over-allotments, if any.

Michael Callen, Chairman and CEO, commented on the offering, saying, “This capital raise, along with our recent strategic actions, our increased emphasis on risk-adjusted returns over the course of an economic cycle and a six-month suspension of the structured finance business, will strengthen our capital base. We expect to be better positioned to take advantage of the current favorable market environment for credit enhancement.” He added, “In this offering, we are targeting our core investor base, the long term holders of our stock, who have been loyal to Ambac.”

Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., UBS Investment Bank and Banc of America Securities LLC are acting as joint book-running managers, and Keefe, Bruyette & Woods, Inc., BNY Capital Markets, Inc. and KeyBanc Capital Markets Inc. are acting as co-managers, for the common stock offering. Credit Suisse Securities (USA) LLC, Citigroup Global Markets, UBS Investment Bank and Banc of America Securities LLC are also acting as joint book-running managers, and Keefe, Bruyette & Woods, Inc. is also acting as a co-manager, for the Equity Units offering.

Each Equity Unit will initially consist of a purchase contract and a 1/20, or 5%, undivided beneficial ownership interest in a $1,000 principal amount senior note initially due 2021 (a “Senior Note”). The purchase contract obligates the holder of an Equity Unit to purchase, and obligates us to sell, in May 2011, a number of newly issued shares of our common stock or, until such time as a sufficient number of shares of common stock are authorized and reserved for issuance upon settlement, shares of our Series A Participating Preferred Stock, par value $1.00 per share. The senior notes will be remarketed prior to the contracted stock purchase and the proceeds of the remarketing, if successful, invested in U.S. Treasury securities and ultimately used to settle the purchase contracts, unless any holders of Equity Units elect to settle their purchase contracts with cash from other sources. Under certain circumstances, a holder of an Equity Unit may elect to settle a purchase contract prior to 2011.

Ambac currently intends to contribute the net proceeds from these offerings (after deducting underwriting discounts and commissions and other offering expenses payable by us) to its insurance company subsidiary Ambac Assurance Corporation in order to increase its capital position, less approximately $100 million, which it intends to retain at Ambac to provide incremental holding company liquidity to pay principal and interest on its indebtedness, to pay its operating expenses and to pay dividends on its capital stock. Proceeds from the settlement of the purchase contracts forming a part of the Equity Units, in May 2011, will be used to repay $142.5 million of the company's debt maturing August 1, 2011, to the extent that the cash proceeds of such settlement are sufficient for such repayments. The remaining proceeds will be used for general corporate purposes including future opportunistic repurchases of outstanding debt. Proceeds from the settlement of the purchase contracts will not be used to repurchase common stock.

The Common Stock and Equity Units will be sold pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission (the "SEC"). Prospectus supplements relating to the offerings of the Common Stock and Equity Units will be filed with the SEC. When available, copies of the prospectus supplements and the accompanying base prospectuses relating to these offerings may be obtained from Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10004, telephone: (800) 221-1037, facsimile: (212) 325-8057, or Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone: (718) 765-6732, facsimile: (718) 765-6734.

Ambac has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Ambac has filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, Ambac, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 221-1037.

Forward-Looking Statements

This release contains statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any or all of management’s forward-looking statements here or in other publications may turn out to be wrong and are based on Ambac’s management current belief or opinions. Ambac’s actual results may vary materially, and there are no guarantees about the performance of Ambac’s securities. Among events, risks, uncertainties or factors that could cause actual results to differ materially are: (1) changes in the economic, credit, foreign currency or interest rate environment in the United States and abroad; (2) the level of activity within the national and worldwide credit markets; (3) competitive conditions and pricing levels; (4) legislative and regulatory developments; (5) changes in tax laws; (6) changes in our business plan, including changes resulting from our decision to discontinue writing new business in the financial services area, to significantly reduce new underwriting of structured finance business and to discontinue all new underwritings of structured finance business for six months; (7) the policies and actions of the United States and other governments; (8) changes in capital requirements whether resulting from downgrades in our insured portfolio or changes in rating agencies’ rating criteria or other reasons; (9) changes in Ambac’s and/or Ambac Assurance’s credit or financial strength ratings; (10) changes in accounting principles or practices relating to the financial guarantee industry or that may impact Ambac’s reported financial results; (11) inadequacy of reserves established for losses and loss expenses; (12) default by one or more of Ambac Assurance’s portfolio investments, insured issuers, counterparties or reinsurers; (13) credit risk throughout our business, including large single exposures to reinsurers; (14) market spreads and pricing on insured collateralized debt obligations (“CDOs”) and other derivative products insured or issued by Ambac; (15) credit risk related to residential mortgage securities and CDOs; (16) the risk that holders of debt securities or counterparties on credit default swaps or other similar agreements seek to declare events of default or seek judicial relief or bring claims alleging violation or breach of covenants by Ambac or one of its subsidiaries; (17) the risk that our underwriting and risk management policies and practices do not anticipate certain risks and/or the magnitude of potential for loss as a result of unforeseen risks; (18) the risk of volatility in income and earnings, including volatility due to the application of fair value accounting, or FAS 133, to the portion of our credit enhancement business which is executed in credit derivative form; (19) operational risks, including with respect to internal processes, risk models, systems and employees; (20) the risk of decline in market position; (21) the risk that market risks impact assets in our investment portfolio; (22) the risk of credit and liquidity risk due to unscheduled and unanticipated withdrawals on investment agreements; (23) changes in prepayment speeds on insured asset-backed securities; (24) factors that may influence the amount of installment premiums paid to Ambac; (25) the risk that we may be required to raise additional capital, which could have a dilutive effect on our outstanding equity capital and/or future earnings; (26) our ability or inability to raise additional capital, including the risks that regulatory or other approvals for any plan to raise capital are not obtained, or that various conditions to such a plan, either imposed by third parties or imposed by Ambac or its Board of Directors, are not satisfied and thus potentially necessary capital raising transactions do not occur, or the risk that for other reasons the Company cannot accomplish any potentially necessary capital raising transactions, including the transactions contemplated hereby; (27) the risk that Ambac’s holding company structure and certain regulatory and other constraints, including adverse business performance, affect Ambac’s ability to pay dividends and make other payments; (28) the risk of litigation and regulatory inquiries or investigations, and the risk of adverse outcomes in connection therewith, which could have a material adverse effect on our business, operations, financial position, profitability or cash flows; (29) other factors discussed under “Risk Factors” in this prospectus supplement, described in the Risk Factors section in Part

I, 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and also disclosed from time to time by Ambac in its subsequent reports on Form 10-Q and Form 8-K, which are or will be available on the Ambac website at www.ambac.com and at the SEC’s website, www.sec.gov; and (30) other risks and uncertainties that have not been identified at this time. Readers are cautioned that forward-looking statements speak only as of the date they are made and that Ambac does not undertake to update forward-looking statements to reflect circumstances or events that arise after the date the statements are made. You are therefore advised to consult any further disclosures we make on related subjects in Ambac’s reports to the SEC.

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Ambac Financial Group, Inc., headquartered in New York City, is a holding company whose affiliates provide financial guarantees and financial services to clients in both the public and private sectors around the world. Ambac's principal operating subsidiary, Ambac Assurance Corporation, a guarantor of public finance and structured finance obligations, has earned triple-A ratings from Moody's Investors Service, Inc. and Standard & Poor's Ratings Services; and a double-A rating from Fitch, Inc. Moody's has placed Ambac's triple-A rating on review for possible downgrade. Standard & Poor's has placed Ambac's triple-A rating on "credit watch negative." Fitch has placed Ambac's double-A rating on "rating watch negative." Ambac Financial Group, Inc. common stock is listed on the New York Stock Exchange (ticker symbol ABK).